SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Explanatory Note

This Form 6-K/A is being filed to amend KT Corporation’s filing of Form 6-K on May 11, 2023 related to its Decision on Capital Increase of kt cloud Co., Ltd. KT Corporation is changing the third-party allotment of the capital increase of kt cloud Co., Ltd.

Report on amendment to Decision on Capital Increase of kt cloud Co., Ltd.

1. The Item to report	Change in the third party allotment

2. The reason for amendment	Corrected the third-party allotment recipient by assigning the contract to an investment purpose company established by IMM Credit & Solutions.

3. The details of amendment

Amended items	Before amendment	After amendment

The third party allotment (Number of shares allocated)	IMM Credit & Solutions (2,656,808)	Digital Solutions Co. Ltd. (2,429,760) IMM Digital Solutions General Private Investment Trust (Trustee: Samsung Securities Corporation) (227,048)

Related Prior SEC Disclosure	6-K Decision on Capital Increase of kt cloud Co., Ltd. (11 May 2023)